EIN:  87-0293383
                                                                Plan Number: 002


                            SECURITIES AND EXCHANGE COMMISSION
                                  WASHINGTON, D.C. 20549



                                         FORM 11-K

                      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                              SECURITIES EXCHANGE ACT OF 1934


                        FOR THE PLAN YEAR ENDED DECEMBER 31, 1996


                                         0-27208
                                 (Commission File Number)



                  DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST
                                    (Title of the Plan)



                             SIMON TRANSPORTATION SERVICES INC.
               (Name of Issuer of the Securities Held Pursuant to the Plan)


                      5175 West 2100 West, Salt Lake City, Utah 84120
                           (Address of Principal Executive Office)

                                    DICK SIMON TRUCKING, INC.
                                    PROFIT SHARING PLAN AND TRUST

                                    FINANCIAL STATEMENTS AS OF
                                    DECEMBER 31, 1996 AND 1995

                                    TOGETHER WITH REPORT OF
                                    INDEPENDENT PUBLIC ACCOUNTANTS

                     REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrator and Participants of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust as of December 31, 1996 and 1995, and the changes in its net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP

Salt Lake City, Utah
  June 6, 1997

               DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                     INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                        Page

FINANCIAL STATEMENTS:

  Statements of Net Assets Available for
    Benefits as of December 31, 1996 and 1995                             1

  Statement of Changes in Net Assets
    Available for Benefits with Fund Information
    for the Year Ended December 31, 1996                                2 - 5

  Notes to Financial Statements                                         6 - 9


SUPPLEMENTAL SCHEDULES:

  Schedule of Assets Held for Investment
    Purposes as of December 31, 1996                                     10

  Schedule of Reportable Transactions
    for the Year Ended December 31, 1996                                 11

                     The accompanying notes to financial  statements
                         are an integral part of these statements.



              DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          AS OF DECEMBER 31, 1996 AND 1995


                                                                                    1996                        1995
                                                                                ------------                --------
INVESTMENTS, at fair value:
   Fidelity Advisor Funds-
     Growth Opportunities Fund                                                      $1,116,281                $       -
     Equity Growth Fund                                                                442,535                        -
     Daily Money Fund: US Treasury                                                     326,334                        -
     High Yield Fund                                                                   203,866                        -
     Daily Money Fund: Money Market                                                     63,547                        -
     Natural Resources Fund                                                             11,845                        -
     Equity Income Fund                                                                 11,705                        -
     Overseas Fund                                                                       3,990                        -
     Strategic Opportunities Fund                                                        1,498                        -
     Income & Growth Fund                                                                1,117                        -
     Government Investment Fund                                                            931                        -
     Intermediate Bond Fund                                                                765                        -
     Short Fixed Income Fund                                                               756                        -
     Mid Cap Fund                                                                          666                        -
     Emerging Markets Income Fund                                                          635                        -
     Strategic Income Fund                                                                 456                        -
     Large Cap Fund                                                                         66                        -

   Simon Transportation common stock                                                 1,075,530                        -
   Participant loans                                                                   154,059                     38,730

   First Interstate Bank of Utah, N.A. Funds-
     Common Stock Fund                                                                     -                    1,192,856
     Fixed Income Fund                                                                     -                      481,449
     Pacifica Money Market Trust                                                           -                      326,951
                                                                                    ----------                 ----------
           Total investments                                                         3,416,582                  2,039,986
                                                                                    ----------                 ----------

CASH                                                                                         4                      1,189
                                                                                    ----------                 ----------
RECEIVABLES:
   Participant contributions                                                            57,947                     16,051
   Employer contributions                                                               45,821                     32,883
   Accrued interest                                                                        -                        1,432
                                                                                    ----------                 ----------
           Total receivables                                                           103,768                     50,366
                                                                                    ----------                 ----------

NET ASSETS AVAILABLE FOR BENEFITS                                                   $3,520,354                 $2,091,541
                                                                                    ==========                 ==========


                 The accompanying notes to financial statements
                     are an integral part of this statement.

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                           FIDELITY ADVISOR FUNDS
                                       ------------------- ------------- --------------- --------------- --------------- -----------
                                               Growth           Equity       Daily Money        High       Daily Money     Natural
                                            Opportunities        Growth        Fund: US      Yield   Fund   Fund: Money    Resources
                                                 Fund            Fund          Treasury                        Market         Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income-
     Net realized gain (loss)                $   26,559       $ 11,254        $    -         $    959         $    -         $   346
     Net unrealized appreciation
      (depreciation) in fair value of
       investments
                                                 50,452          9,112             -            2,064              -             303
     Interest and dividends                      31,871          2,390           6,484          9,728            1,327           317

   Contributions-
     Employer                                       -              -               -              -            148,661            -
     Participant                                    -              -               -              -            376,322            -
     Rollovers                                      -              -               -              -             68,714            -
                                             ----------       --------        --------       --------         --------       -------
           Total additions                      108,882         22,756           6,484         12,751          595,024           966
                                             ----------       --------        --------       --------         --------       -------

REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants
                                                    -              -               -              -                -              -
                                             ----------       --------        --------       --------         --------       -------

NET INTERFUND TRANSFERS                       1,007,399        419,779         319,850        191,115         (427,709)       10,879
                                             ----------       --------        --------       --------         --------       -------
           Net increase (decrease)
                                              1,116,281        442,535         326,334        203,866          167,315        11,845

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year
                                                    -              -               -              -                -              -
                                             ----------       --------        --------       --------         --------       -------

NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                               $1,116,281       $442,535        $326,334       $203,866         $167,315       $11,845
                                             ==========       ========        ========       ========         ========       =======


             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996



                                                                           FIDELITY ADVISOR FUNDS
                                         ------------- --------------- ------------------ ------------- --------------- ------------
                                                                           Strategic        Income &      Government    Intermediate
                                         Equity Income    Overseas       Opportunities       Growth       Investment     Bond  Fund
                                              Fund          Fund             Fund             Fund           Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income-
     Net realized gain (loss)                $  129      $    82            $   73           $    5          $  -             $  -
     Net unrealized appreciation
       (depreciation) in fair value of
       investments
                                                263          (17)              (72)              16              4                2
     Interest and dividends                     177           84                39               10             11                8

   Contributions-
     Employer                                   -             -                 -                -              -                -
     Participant                                -             -                 -                -              -                -
     Rollovers                                  -             -                 -                -              -                -
                                            -------       ------            ------           ------          -----            -----
           Total additions                      569          149                40               31             15               10
                                            -------       ------            ------           ------          -----            -----
REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants
                                                -             -                 -                -              -                -
                                            -------       ------            ------           ------          -----            -----

NET INTERFUND TRANSFERS                      11,136        3,841             1,458            1,086            916              755
                                            -------       ------            ------           ------          -----            -----
           Net increase (decrease)
                                             11,705        3,990             1,498            1,117            931              765

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year
                                                -             -                 -                -              -                -
                                            -------       ------            ------           ------          -----            -----
NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                              $11,705       $3,990            $1,498           $1,117          $ 931            $ 765
                                            =======       ======            ======           ======          =====            =====


             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                             FIDELITY ADVISOR FUNDS
             --------------------------------------------------------------
                                         Short Fixed              Emerging                                  Simon
                                           Income       Mid       Markets     Strategic     Large       Transportation
                                            Fund      Cap Fund    Income       Income        Cap        Common  Stock    Participant
                                                                   Fund         Fund         Fund                         Loan Fund
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income-
     Net realized gain (loss)               $  -         $  -      $  -        $   1       $  -          $    (404)        $    -
     Net unrealized appreciation
       (depreciations) in fair value
       of investments
                                               -            13        27          -            2           306,457              -
     Interest and dividends                     9            9        26          14          -                              14,466

   Contributions-
     Employer                                  -            -         -           -           -              9,405              -
     Participant                               -            -         -           -           -             20,522              -
     Rollovers                                 -            -         -           -           -             12,140              -
                                            -----        -----     -----       -----       -----        ----------         --------
           Total additions                      9           22        53          15           2           348,120           14,466
                                            -----        -----     -----       -----       -----        ----------         --------
REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants
                                               -            -         -           -           -               (300)          (4,201)
                                            -----        -----     -----       -----       -----        ----------         --------

NET INTERFUND TRANSFERS                       747          644       582         441          64           727,710           98,975
                                            -----        -----     -----       -----       -----        ----------         --------
           Net increase (decrease)
                                              756          666       635         456          66         1,075,530          109,240

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year
                                               -            -         -           -           -                -             44,819
                                            -----        -----     -----       -----       -----        ----------         --------
NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                              $ 756        $ 666     $ 635       $ 456       $  66        $1,075,530         $154,059
                                            =====        =====     =====       =====       =====        ==========         ========



             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION

                      FOR THE YEAR ENDED DECEMBER 31, 1996


                                                      FIRST INTERSTATE BANK OF UTAH, N.A.
                                         -------------- --------------- --------------- -------------  -------------      ----------
                                                                                                         Dick Simon
                                          Money Market       Fixed                      Common Stock   Trucking Cash
                                              Fund      Income   Fund      Balanced         Fund         Liquidity        Total All
                                                                             Fund                                            Funds
ADDITIONS TO NET ASSETS
  ATTRIBUTED TO:
   Investment income-
     Net realized gain (loss)                $    -         $  7,651       $   86,070      $ 66,637         $  -         $  199,362
     Net unrealized appreciation
       (depreciation) in fair value of
       investments
                                                    -              -                -             -            -            368,626
     Interest and dividends                     2,648              -                -             -             8            69,626

   Contributions-
     Employer                                   9,373          4,952           26,469        13,813            -            212,673
     Participant                               20,316         12,373           68,047        34,420            -            532,000
     Rollovers                                    -            2,159            7,725         7,629            40            98,407
                                             --------       --------       ----------      --------         -----         ----------
           Total additions                     32,337         27,135          188,311       122,499            48         1,480,694
                                             --------       --------       ----------      --------         -----         ----------
REDUCTIONS IN NET ASSETS ATTRIBUTED TO:
   Distributions to participants
                                               (8,548)        (3,337)         (24,399)      (11,096)           -            (51,881)
                                             --------       --------       ----------      --------         -----         ----------

NET INTERFUND TRANSFERS                      (280,617)      (185,822)      (1,401,831)     (501,354)          (44)              -
                                             --------       --------       ----------      --------         -----         ----------
           Net increase (decrease)
                                             (256,828)      (162,024)      (1,237,919)     (389,951)            4         1,428,813

NET ASSETS AVAILABLE FOR BENEFITS,
   beginning of the year
                                              256,828        162,024        1,237,919       389,951            -          2,091,541
                                             --------       --------       ----------      --------         -----        ----------
NET ASSETS AVAILABLE FOR BENEFITS, end
   of the year                               $    -         $    -         $      -        $    -           $   4        $3,520,354
                                             ========       ========       ==========      ========         =====        ==========



                                                                EIN:  87-0293383
                                                                Plan Number: 002


             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                          NOTES TO FINANCIAL STATEMENTS




(1)  PLAN DESCRIPTION

Dick Simon Trucking, Inc. (the "Company") adopted the Dick Simon Trucking, Inc. Retirement Plan on October 1, 1987. The Plan was first amended on December 7, 1990 and its name was changed to the Dick Simon Trucking, Inc. 401(k) Profit Sharing Plan. The Plan was amended again on August 10, 1995 and its name was changed to the Dick Simon Trucking, Inc. Profit Sharing Plan and Trust (the "Plan"). On June 20, 1996, the Company adopted the Stanwich Benefits Group, Inc. Regional Prototype Standardized 401(k) Profit Sharing Plan and Trust which amended and restated the Plan in its entirety effective July 1, 1996. The Company serves as the Plan Trustee and Administrator and Fidelity Advisor Funds holds the plan assets and executes investment transactions. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

Eligibility, Contributions and Benefits

Employees who have completed one year of service and who have attained 21 years of age are eligible to participate in the Plan. An eligible employee becomes a participant on the next January 1 or July 1 following the date the employee satisfies the eligibility requirements.

Participants elect both the amount of the salary reduction contribution and the allocation of the salary reduction contribution among the investment options within the Plan. Salary reduction contributions cannot exceed the lesser of 15 percent of the participant's pretax eligible gross compensation or the maximum amount allowable under the Internal Revenue Code ("IRC").

The Company makes discretionary contributions to the Plan, matching each participant's salary reduction contribution dollar-for-dollar up to 3 percent of the participant's eligible gross compensation. The Company may also make additional discretionary contributions to the Plan. Participants elect the allocation of the Company contributions among the investment options.

Participants   are   immediately   fully  vested  in  their   salary   reduction
contributions and related earnings. Participants vest ratably in employer matching contributions over six years of service or fully vest upon occurrence of one of the following events: 1) normal retirement at age 65, 2) death while employed by the Company, or 3) permanent disability. Benefits are normally paid at retirement, disability, death or other termination. Benefit distributions may be made in a single lump sum payment or an annuity. Forfeitures of nonvested employer matching contributions, which amounted to $9,050 during the year ended December 31, 1996, are offset against future employer matching contributions.

Investment Options

The Plan provides for seventeen investment options listed below. In addition as discussed below, participants may borrow from their accounts. These funds are managed by Fidelity Advisor Funds.

    Fidelity Advisor Growth Opportunities Fund - The fund seeks growth through a core investment in traditional growth stocks --companies with above-average growth in sales or earnings -- plus other opportunities such as special situations, debt securities and cyclicals.

    Fidelity Advisor Equity Growth Fund - The fund seeks to achieve capital appreciation by investing primarily in growth stocks that demonstrate the potential for above average earnings or sales growth.

    Fidelity Advisor Daily Money Fund: U.S. Treasury Portfolio - The fund seeks to obtain as high a level of current income as is consistent with the preservation of capital and liquidity. The fund invests only in U.S. treasury securities and repurchase agreements for these securities.

    Fidelity Advisor High Yield Fund - Investment focus on mature companies that are poised for dramatic growth; and "turnarounds," companies which are expected to return to favor in the marketplace. Bonds are evaluated on the basis of their potential for total return, including high interest and growth of capital investment.

    Fidelity Advisor Natural Resources Fund - The fund seeks long-term growth by investing primarily in domestic and foreign natural resources-related companies across a broadly diversified spectrum of industries.

    Fidelity Advisor Equity Income Fund - The fund seeks stocks that have above-average dividends, are undervalued (which may give them more upward and less downward potential) and have increasing dividends.

    Fidelity Advisor Overseas Fund - The fund primarily invests in securities of companies located in the Americas (other than the United States), Far East, the Pacific Basin and Western Europe.

    Fidelity Advisor Strategic Opportunities Fund - The fund seeks long-term capital appreciation by investing in securities that are undervalued or undiscovered by the marketplace.

    Fidelity Advisor Income and Growth Fund - The fund utilizes a balanced approach to provide the best possible return from income-producing securities. Investments include U.S. Treasury issues, corporate bonds, foreign investments, convertible securities and stocks.

    Fidelity  Advisor   Government   Investment  Fund  -  Invests  primarily  in
    securities backed by the full faith and credit of the U.S. government and its various agencies and instrumentalities.

    Fidelity Advisor Intermediate Bond Fund - The fund seeks a high rate of income consistent with the preservation of capital, along with greater stability through investments in high-quality fixed-income securities.

    Fidelity Advisor Short Fixed-Income Fund - The fund seeks to diversify among a broad range of short-term, investment-grade bonds. Capital preservation takes a high priority, but the fund manager also invests for high income.

    Fidelity Advisor Mid Cap Fund - The fund seeks long-term growth of capital by normally investing at least 65 percent of its total assets in mid-cap stocks. The fund may invest the remaining 35 percent of its assets in other securities.

    Fidelity Advisor Emerging Markets Income Fund - The fund seeks high income and, as a secondary objective, the potential for growth by investing in bonds from countries that have the potential for rapid economic expansion.

    Fidelity Advisor Strategic Income Fund - The fund uses a multi-sector asset allocation process that strategically shifts the fund's weighting among four general investment categories: high yield securities, U.S. government and investment-grade securities, emerging market securities and foreign developed market securities.

    Fidelity Advisor Large Cap Fund - The fund seeks long-term growth of capital by investing primarily in equity securities of companies with large market capitalizations.

    Simon Transportation Services Inc. Common Stock - Funds are invested in shares of Simon Transportation Services, Inc.'s Class A Common Stock. Any dividends declared on the stock will be invested in additional shares of such stock.

Participant Loans

Participants may borrow from their fund accounts up to the lesser of $50,000, as defined, or 50 percent of the participant's vested interest. The minimum amount for any loan is $1,000. The loans bear interest at one percent above prime rate on the date of the loan. As of December 31, 1996, the interest rates ranged from
9.25 to 9.75 percent. Loans must be repaid within five years, except for loans used to acquire a principal residence which must be repaid over a reasonable period of time determined by the Administrative Committee. All loans are secured by the participant's account and, regardless of term, become due and payable upon termination of the participant's employment. Fees and expenses incurred by the Plan in originating a loan are paid by the respective participant as a deduction from the loan proceeds.

Termination of the Plan

The Company may terminate the Plan at any time subject to the provisions of ERISA. If the Plan is terminated, the participants become fully vested and have a nonforfeitable interest in their accounts.


(2)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis in accordance with generally accepted accounting principles. Distributions to participants are recorded when paid.

Investments

Contributions are invested by the trustee in the Plan's funds as directed by the participants. Investments, other than participant loans, are carried at fair value based on quoted market prices. Participant loans are valued at face value which approximates the future principal and interest payments discounted at prevailing interest rates for similar instruments. Unrealized appreciation or depreciation caused by fluctuations in the fair value of investments is recognized in income currently. Interest and dividends are recognized as earned and reinvested.

Expenses

The Plan pays all administrative expenses and fees relating to investment and management of the Plan funds, except legal and accounting fees which are paid by the Company. Fees relating to certain withdrawals are paid by the participant.

Net Unrealized Appreciation (Depreciation) in Fair Value of Investments

Net unrealized appreciation (depreciation) in fair value of investments is determined by comparing the fair value of each investment at the beginning of the plan year (or at the date of purchase for investments acquired during the plan year) with the fair value at the end of the plan year.

Net Realized Gain (Loss) on Investments

Net realized gain (loss) on investments is determined by comparing the sales price of each investment as of the disposition date with the fair value at the beginning of the plan year (or at the date of purchase for investments acquired during the current plan year).


(3)  FEDERAL INCOME TAXES

The Internal Revenue Service has issued a favorable determination letter dated October 25, 1993 stating that the Plan and related trust has been structured to qualify for tax exempt status under Section 401(a) of the IRC. The Plan's Administrative Committee and legal counsel believe that the Plan continues to be designed and operated in accordance with the applicable IRC requirements and with the requirements of ERISA.


(4)  RECONCILIATION TO FORM 5500

Subsequent to completion of the audit of the Plan's December 31, 1995 financial statements for purposes of filing a Form 11-K with the Securities and Exchange Commission, the Plan Trustee notified the Plan Administrator of certain changes to the net plan assets as previously certified by the Plan Trustee totaling $21,644. The changes as of December 31, 1995 relate to recognizing additional unrealized appreciation on plan assets and certain other minor adjustments. The accompanying 1995 statement of net assets available for benefits has not been restated to reflect the subsequent adjustments as the amount of the adjustments is not material; however, the adjustments were reflected in the 1995 Form 5500.

                 DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

               LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                AS OF DECEMBER 31, 1996

   (b)  Identity of issue,
        borrower, lessor or similar   (c)  Description                                                                   (e) Current
(a)     party                              of investment                                                (d)  Cost              value
--- -------------------------------   ---------------------------------------                          ----------           --------

*  Fidelity Investments               31,623 shares of Fidelity Advisor Growth Opportunities Fund
                                                                                                       $1,065,829         $1,116,281
*  Smith Barney                       69,387 shares of Simon Transportation Common Stock
                                                                                                          769,073          1,075,530
*  Fidelity Investments               10,534 shares of Fidelity Advisor Equity Growth Fund
                                                                                                          433,423            442,535
*  Fidelity Investments               326,334 shares of Fidelity Advisor Daily Money Fund: US
                                      Treasury                                                            326,334            326,334
*  Fidelity Investments               16,710 shares of Fidelity Advisor High Yield Fund
                                                                                                          201,802            203,866
*  Participant loans                  Interest rates ranging from
                                      9.25% to 9.75%                                                      154,059            154,059
*  Fidelity Investments               63,547 shares of Fidelity Advisor Daily Money Fund: Money
                                      Market                                                               63,547             63,547
*  Fidelity Investments               477 shares of Fidelity Advisor Natural Resources Fund
                                                                                                           11,542             11,845
*  Fidelity Investments               534 shares of Fidelity Advisor Equity Income Fund
                                                                                                           11,442             11,705
*  Fidelity Investments               260 shares of Fidelity Advisor Overseas Fund
                                                                                                            4,007              3,990
*  Fidelity Investments               66 shares of Fidelity Advisor Strategic Opportunities Fund
                                                                                                            1,570              1,498
*  Fidelity Investments               68 shares of Fidelity Advisor Income & Growth Fund
                                                                                                            1,101              1,117
*  Fidelity Investments               98 shares of Fidelity Advisor Government Investment Fund
                                                                                                              927                931
*  Fidelity Investments               73 shares of Fidelity Advisor Intermediate Bond Fund
                                                                                                              763                765
*  Fidelity Investments               81 shares of Fidelity Advisor Short Fixed Income Fund
                                                                                                              756                756
*  Fidelity Investments               59 shares of Fidelity Advisor Mid Cap Fund                              653                666
*  Fidelity Investments               54 shares of Fidelity Advisor Emerging Market Income Fund
                                                                                                              608                635
*  Fidelity Investments               40 shares of Fidelity Advisor Strategic Income Fund
                                                                                                              456                456
*  Fidelity Investments               6 shares of Fidelity Advisor Large Cap Fund                              64                 66
*  Smith Barney                       4 shares of Dick Simon Trucking Cash Liquidity
                                                                                                                4                  4
                                                                                                       ----------         ----------

                                                                                                       $3,047,960         $3,416,586
                                                                                                       ==========         ==========

* Denotes party-in-interest

             DICK SIMON TRUCKING, INC. PROFIT SHARING PLAN AND TRUST

                 LINE 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1996




                                                                                                                  (f)
                                                                                                               Current
                                                                     (c)            (d)            (e)         value at     (g)
(a) Identity of                (b) Description                    Purchase        Selling        Cost of      transaction    Net
  party involved                     of asset                      price           price          asset          date       gain
------------------             ----------------------             --------       --------       ---------     -----------   -----

* Fidelity Investments         Fidelity Advisor Growth
                               Opportunities Fund                 $1,116,281     $     -        $1,116,281     $1,116,281     N/A

* First Interstate Bank of     Simon Transportation Services,
   Utah, N.A.                  Inc. Common Stock
                                                                     769,093           -           769,093        769,093     N/A

* Fidelity Investments         Fidelity Advisor Equity Growth
                               Fund                                  442,535           -           442,535        442,535     N/A

* Fidelity Investments         Fidelity Advisor Daily Money
                               Fund-US Treasury                      326,334           -           326,334        326,334     N/A

* Fidelity Investments         Fidelity Advisor High Yield Fund
                                                                     203,866           -           203,866        203,866     N/A

* First Interstate Bank of     Pooled Balances Fund (Balanced
   Utah, N.A.                  Fund)                                     -       1,321,940       1,235,870      1,321,940  86,070

* First Interstate Bank of     Pooled Equity Fund (Common
   Utah, N.A.                  Stock Fund)                               -         333,372         266,735        333,372  66,637

* First Interstate Bank of     Pacifica Money Market Trust
   Utah, N.A.                  (Money Market)                            -         236,854         236,854        236,854     -

* First Interstate Bank of     Pooled Fixed Income Fund (Bond
   Utah, N.A.                  Fund)                                     -         157,307         149,656        157,307   7,651



* Denotes party-in-interest

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                              Dick Simon Trucking, Inc.
                                              Profit Sharing Plan and Trust
                                              (Registrant)

                                              /s/ Alban B. Lang
                                                  Alban B. Lang
                                                  Plan Administrator
Dated:   June 27, 1997